Amendment No. 4 to
                              SEC File No. 70-9457


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                  PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
         (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             W. Edwin Ogden, Esq.
Pennsylvania Electric Company           Ryan, Russell, Ogden &
2800 Pottsville Pike                    Seltzer LLP
Reading, Pennsylvania  19605            1100 Berkshire Boulevard
                                        Reading, Pennsylvania     19610-0219



                 (Names and addresses of agents for service)





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            Penelec  hereby amends its  Declaration  on Form U-1,  docketed in
SEC File No. 70-9457 as follows:
            1. By completing Item 2 thereof to read in its entirety as follows:
ITEM 2.     FEES COMMISSIONS AND EXPENSES.
            Penelec estimates that the fees, commissions and expenses to be incurred in connection with the proposed transactions will be as follows:
      Legal Fees:
            Berlack, Israels & Liberman LLP           $5,000
            Ryan, Russell, Ogden & Seltzer LLP        $1,000

      Miscellaneous                                   $1,500
                                                      ------
                                                      $7,500

            2. By removing the last sentence of paragraph A of Item 4 and replacing it with the following:
            Penelec and CEI filed the requisite notification and report forms pursuant to the HSR Act with respect to the sale of the Seneca Interest on April 20, 1999 with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ"). The FTC and the DOJ granted Penelec and CEI early termination of the statutory waiting period on May 5, 1999.

            3. By filing the following exhibits and financial statements in Item 6 thereof:
            (a)   Exhibits
                  D-2    -    PaPUC Certificate of Public Convenience

                  D-3    -    Application   for  License   Transfer  filed  by
                              Penelec with the FERC

                  F-1    -    Opinion of Berlack, Israels & Liberman LLP



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


                  F-2    -    Opinion of Ryan, Russell, Ogden & Seltzer LLP

                  G      -    Financial Data Schedules

                  H      -    GPU actual and pro forma  capitalization  ratios
                              as at March 31, 1999

            (b)   Financial Statements:

                  1-A    -    Penelec Consolidated Balance Sheets,  actual and
                              pro forma, as at March 31, 1999, and  Consolidated
                              Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended March 31, 1999; pro forma journal entries

                  1-B    -    GPU Consolidated Balance Sheets,  actual and pro
                              forma,  as at March  31,  1999,  and  Consolidated
                              Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended March 31, 1999; pro forma journal entries






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


                                    SIGNATURE


            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                     PENNSYLVANIA ELECTRIC COMPANY



                                    By:   /s/ T. G. Howson
                                          -----------------------------
                                          T. G. Howson
                                          Vice President and Treasurer

Date:    July 2, 1999











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